VIA FACSIMILE November 9, 2005

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	Joseph Roesler

Re:	Curis, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004 (“Form 10-K”)
Form 10-Q for Quarter Ended March 31, 2005 (“Form 10-Q”)
File No. 000-30347

Dear Mr. Roesler:

On behalf of Curis, Inc. (“Curis” or the “Company”), set forth below are the Company’s responses to comments contained in a letter dated November 1, 2005 (the “November Letter”) from Jim B. Rosenberg, of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Michael P. Gray, Vice President of Finance and Chief Financial Officer of Curis relating to the Company’s Form 10-K and Form 10-Q. The response contained herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The response is keyed to the numbering of the comments in the November Letter and to the headings used in the November Letter.

Form 10-K for the year ended December 31, 2003

Genentech Collaboration Accounting

1.	We have read your response to comment 1. For the reasons cited in our October 26, 2005 conference call we continue to believe the income classification guidance in EITF 01-9 cited in your September 28, 2005 response does not provide a sufficient basis to offset income statement debits against deferred revenue. Please provide revised disclosures in disclosure-type format so we may evaluate your proposed disclosures.

Response:

In response to this comment, the Company intends to revise its accounting in future periods under EITF 01-9 for revenue generating arrangements

Securities and Exchange Commission

November 9, 2005

where the Company, as a vendor, provides consideration to a licensor or collaborator, as a customer. Accordingly, the Company intends to revise the related disclosures in the notes to its financial statements in future filings and, specifically, has attached to this letter as Exhibit A the proposed revised disclosures for Note 1 (Revenue Recognition) (“Note 1”) and Note 4 (Research and Development Collaborations Entered Into Prior to January 1, 2005) (“Note 4”). Specifically, the Company has further revised the second to last paragraph in Note 1 and has also included a similar disclosure in the last paragraph of the “Accounting Summary” section of Note 4(a).

Please be advised that for purposes of the Company’s response to this comment as well as comment Nos. 2 and 5 below, the attached Exhibit A has been marked against the Exhibit A attached to the Company’s response letter to the Staff dated September 23, 2005.

2.	We have read the proposed revenue recognition disclosures in your response to comment 6 and based on the October 26, 2005 conference call we understand you are drafting new disclosures on revenue recognition to better clarify in what circumstances you use the relative performance method, the straight line method, the deliverable method and the substantive milestone method. We will re-evaluate your policy once we receive your proposed disclosures.

Response:

In response to this comment, the Company has further revised its revenue recognition disclosures in Note 1. The Company has attached as Exhibit A the proposed revised disclosures to Note 1.

3.	In your response to comment 4 you stated that you will provide us a SAB 99 analysis. We will evaluate your response and your proposed disclosures once we receive your SAB 99 analysis.

Response:

In response to this comment, the Company has supplementally provided to the Staff its SAB 99 analysis of the materiality of its error in recording $4.0 million in maintenance fees as receivables and deferred revenue at the outset of the Genentech collaboration in June 2003.

4.

We have read your response to comment 5 and we are unable to concur with you that taking an approximately 37% discount of the quoted market price is appropriate. We believe the quoted market price of the common stock on the EITF 96-18 measurement date is the best evidence of the value of stock. We also believe that restrictions imposed do not provide a basis for valuing the stock at a price other than the quoted market price

Securities and Exchange Commission

November 9, 2005

and we do not believe the example provided in your response is comparable to the fact pattern presented. Please advise.

Response:

After further consideration of the Staff’s comment and our discussion during the October 26, 2005 conference call, the Company has now determined that it will modify its accounting for the sale of common stock to Genentech and Wyeth so that it is based on the quoted market prices as of the respective transaction dates. As a result of this determination, the Company has supplementally provided to the Staff its SAB 99 analysis of the materiality of its errors in recording the common stock sales to Genentech and Wyeth based upon a trailing average closing price rather than the quoted market price on the date of sale.

Also as a result of this determination, the Company intends to revise the related disclosures in the notes to its financial statements in future filings and, specifically, has revised the disclosures in Note 4(a)(i) and (ii) and 4(c)(i) and (ii) set forth in Exhibit A attached hereto

5.	We have read the proposed disclosures in your response to comment 8. We refer to the Genentech accounting summary disclosures in which you state that the “second $2,000,000 maintenance payment was eliminated as part of an amendment.” The term “eliminated” seems to imply that the receivable was written-off when in fact it was replaced with another amount per the amendment. Please provide revised disclosure in disclosure-type format so we may evaluate your proposed disclosures.

Response:

In response to this comment, the Company has revised the disclosures in Note 4(b) to remove the word “eliminated” from its revenue recognition disclosure and to clarify that the second $2,000,000 maintenance payment due under the June 2003 arrangement was replaced by a $2,000,000 payment made to the Company for research services in December 2004 with no economic impact arising from the replacement f one payment for the other. The Company has attached the proposed revised disclosures for Note 4(b) to this letter as Exhibit A.

If you require any additional information, please telephone the undersigned at the telephone number indicated above.

Securities and Exchange Commission

November 9, 2005

Please be advised that it is the Company’s intention to include the updated disclosures set forth in Exhibit A and the other modifications to its financial statements in its Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005, which the Company is required to file with the SEC on or before November 9, 2005. Accordingly, the Company would appreciate the opportunity to review any further comments or revisions with the Staff at its earliest convenience prior to such filing.

Sincerely,

/s/ CYNTHIA T. MAZAREAS
Cynthia T. Mazareas

Cc:	Michael P. Gray

Exhibit A

(1) REVENUE RECOGNITION

During the third quarter of 2005, the Company updated its disclosure relating to its revenue recognition policies that were previously presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004. In addition, in the third quarter of 2005, the Company recorded adjustments identified during the preparation of the financial statements for the quarter to correct errors in recording the fair value of shares issued in connection with our collaborations with Genentech and Wyeth. The shares were valued using a price based on a trailing average of closing prices, pursuant to the terms of the stock purchase agreements. The Company has determined that it should have valued the shares using the quoted market price on the dates of issuance and, as a result, additional paid-in capital was understated and deferred revenues were overstated. The effects of these adjustments was to increase additional paid-in-capital by $1,629,000, decrease noncurrent deferred revenue by $1,169,000 and to reverse $460,000 of revenue in the third quarter of 2005 to correct for the cumulative overstatement of revenues from June 2003 through June 30, 2005. The impact of these errors, if recorded in the periods to which they related, would not effect the net loss per share previously reported by the Company for any prior year or quarter, nor otherwise have a material impact on previously reported financial information. In addition, the Company does not believe that the impact of these adjustments is material to the financial statements for the quarter ended September 30, 2005 or to the projected results of operations for the year ending December 31, 2005.

The Company’s business strategy includes entering into collaborative license and development agreements with biotechnology and pharmaceutical companies for the development and commercialization of the Company’s product candidates. The terms of the agreements typically include non-refundable license fees, funding of research and development, payments based upon achievement of clinical development milestones and royalties on product sales. The Company follows the provisions of the Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104 (SAB No. 104), Revenue Recognition, Emerging Issues Task Force (EITF) Issue No. 00-21 (EITF 00-21), Accounting for Revenue Arrangements with Multiple Deliverables, EITF Issue No. 99-19 (EITF 99-19), Reporting Revenue Gross as a Principal Versus Net as an Agent, and EITF Issue No. 01-9 (EITF 01-9), Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).

Non-refundable license fees are recognized as revenue when the Company has a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured and the Company has no further performance obligations under the license agreement. Multiple element arrangements, such as license and development arrangements are analyzed to determine whether the elements, the license and the performance obligations, can be separated or whether they must be accounted for as a single unit of accounting in accordance with EITF 00-21. The Company recognizes up-front license payments as revenue upon delivery of the license only if the license has standalone value and the fair value of the undelivered performance obligations, typically including research or steering committee services, can be determined.

If the fair value of the undelivered performance obligations can be determined, such obligations would then be accounted for separately as performed. If the license is considered to either (i) not have standalone value or (ii) have standalone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed.

Whenever the Company determines that an arrangement should be accounted for as a single unit of accounting, it must determine the period over which the performance obligations will be performed and revenue will be recognized. Revenue will be recognized using either a relative performance or straight-line method. The Company recognizes revenue using the relative performance method provided that the Company can reasonably estimate the level of effort required to complete its performance obligations under an arrangement and such performance obligations are provided on a best-efforts basis. Direct labor hours or full-time equivalents are typically used as the measure of performance. Revenue recognized under the relative performance method would be determined by multiplying the total payments under the contract, excluding royalties and payments contingent upon achievement of substantive milestones, by the ratio of level of effort incurred to date to estimated total level of effort required to complete the Company’s performance obligations under the arrangement. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the relative performance method, as of each reporting period.

If the Company cannot reasonably estimate the level of effort required to complete its performance obligations under an arrangement and the performance obligations are provided on a best-efforts basis, then the total payments under the arrangement, excluding royalties and payments contingent upon achievement of substantive milestones, would be recognized as revenue on a straight-line basis over the period the Company expects to complete its performance obligations. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line basis, as of the period ending date.

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the Company is expected to complete its performance obligations under an arrangement. In addition, if the Company is involved in a steering committee under a research arrangement, the Company assesses whether its involvement constitutes a performance obligation or a right to participate. Steering committee services that are not inconsequential or perfunctory and that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which the Company expects to complete its aggregate performance obligations.

Collaboration agreements may also contain substantive milestones. Substantive milestone payments are considered to be performance bonuses that are recognized upon achievement of the milestone only if all of the following conditions are met:

•	the milestone payments are non-refundable;

•	achievement of the milestone involves a degree of risk and was not reasonably assured at the inception of the arrangement;

•	substantive effort is involved in achieving the milestone;

•	the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone; and,

•	a reasonable amount of time passes between the up-front license payment and the first milestone payment as well as between each subsequent milestone payment.

Determination as to whether a milestone meets the aforementioned conditions involves management’s judgment. If any of these conditions are not met, the milestone payment would not be considered a substantive milestone, and the resulting payment would be recognized as revenue as such performance obligations are performed under either the relative performance or straight-line methods, as applicable, and in accordance with these policies as described above.

Reimbursement of costs is recognized as revenue provided the provisions of EITF 99-19 are met, the amounts are determinable, and collection of the related receivable is reasonably assured.

Royalty revenue is recognized upon the sale of the related products, provided that the royalty amounts are fixed or determinable, collection of the related receivable is reasonably assured and the Company has no remaining performance obligations under the arrangement. If royalties are received when the Company has remaining performance obligations, the royalty payments would be attributed to the services being provided under the arrangement and therefore would be recognized as such performance obligations are performed under either the relative performance or straight line methods, as applicable, and in accordance with these policies as described above.

For revenue generating arrangements where the Company, as a vendor, provides consideration to a licensor or collaborator, as a customer, the Company applies the provisions of EITF 01-9. EITF 01-9 addresses the accounting for revenue arrangements where both the vendor and the customer make cash payments to each other for services and/or products. A payment to a customer is presumed to be a reduction of the selling price unless the Company receives an identifiable benefit for the payment and the Company can reasonably estimate the fair value of the benefit received. Payments to a customer that are deemed a reduction of selling price are recorded first as a reduction of revenue, to the extent of both cumulative revenue recorded to date and of probable future revenues, which include any unamortized deferred revenue balances, under all arrangements with such customer and then as an expense. Payments that are not deemed to be a reduction of selling price would be recorded as an expense.

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue in the accompanying consolidated balance sheets. Amounts not expected to be recognized during the twelve-month period ended September 30, , 2006 are classified as long-term deferred revenue. As of September 30, 2005, the Company has short- and long-term deferred revenue of $2,152,000 and $7,291,000, respectively, related to its collaborations.

(4) RESEARCH AND DEVELOPMENT COLLABORATIONS ENTERED INTO PRIOR TO JANUARY 1, 2005

During the third quarter of 2005, the Company updated certain aspects of its disclosures related to its research and development collaborations entered into prior to January 1, 2005. The updated disclosures are presented within this Note and were previously presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004.

(a) GENENTECH, INC. JUNE 2003 COLLABORATION

(i) Collaboration Summary

In June 2003, the Company licensed its proprietary Hedgehog pathway antagonists to Genentech for human therapeutic use. The primary focus of the collaborative research plan has been to develop these molecules for cancer indications. The collaboration consists of two main programs: the development of a small molecule Hedgehog antagonist formulated for the topical treatment for basal cell carcinoma; and the development of systemically administered small molecule and antibody Hedgehog antagonists for the treatment of certain other solid tumor cancers. Pursuant to the collaboration agreement, Genentech agreed to make specified cash payments, including an up-front payment of $5,000,000, license maintenance fee payments totaling $4,000,000 over the first two years of the collaboration and substantive milestone payments at various intervals during the clinical development and regulatory approval process of small molecule and antibody Hedgehog antagonist product candidates, assuming specified clinical development and regulatory approval objectives are met. In addition, Genentech will pay a royalty on potential future net product sales, which increases with increasing sales volume.

Under the collaboration agreement, the Company has the option to elect to co-develop Hedgehog antagonist products in the field of basal cell carcinoma in the U.S. In January 2005, the Company elected to exercise this co-development option and will now share equally in both U.S. development costs and any future U.S. net profits and/or losses resulting from the development and commercialization of its basal cell carcinoma product candidate. This co-development right includes basal cell carcinoma and any additional indications for which this product candidate may be developed in the U.S. As a result of participating in co-development, the Company will forego U.S. development milestone and royalty payments on potential future U.S. sales of the basal cell carcinoma product candidate. Should the Company determine that it cannot continue funding its equal share of the development expenses, the Company may opt out of the co-development structure and receive certain development and regulatory approval milestones and royalties on sales of the basal cell carcinoma product candidate, should any ever occur. In addition, in certain major international markets, the Company will receive milestones if specific clinical development objectives are achieved and a royalty on any international sales of any basal cell carcinoma product candidate.

Under the systemic Hedgehog antagonist program of the collaboration, Genentech is also obligated to make substantive milestone payments to the Company assuming the successful achievement of clinical development and drug approval objectives. In addition, Genentech will pay a royalty on potential future net product sales, which increases with increasing sales volume.

Unless terminated earlier, the agreement shall expire six months after the later of the expiration of Genentech’s obligation to pay royalties to the Company under the agreement or such time as no activities have occurred under the agreement for a period of twelve months. Early termination provisions are as follows:

(i)	Either the Company or Genentech may terminate the agreement upon sixty days written notice for cause upon either the occurrence of bankruptcy, insolvency, dissolution, winding up, or upon the breach of any material provision of this agreement by the other party, provided such breach is not cured by the other party within the sixty day period following written notice of termination by the other party.

(ii)	Genentech may terminate the agreement without cause, effective no earlier than June 12, 2004, upon six months prior written notice. Genentech may also terminate the agreement solely with respect to a particular compound, indication or country no earlier than June 12, 2004, upon six months prior written notice.

(iii)	If Genentech terminates the agreement for cause, all licenses granted by Genentech to the Company automatically terminate and revert to Genentech and specified licenses granted by Curis to Genentech shall survive so long as Genentech is not then in breach under the Agreement. The consideration for any product that the Company shares gross profits and losses with Genentech through a co-development structure (i.e., the basal cell carcinoma product candidate) will be modified so that the Company will no longer receive its share of gross profits and losses. The Company will instead receive clinical development and drug approval milestones and royalties on product sales for such product.

(iv)	If the Company terminates the agreement for cause or Genentech terminates the agreement without cause, all licenses granted by the Company to Genentech automatically terminate and revert to the Company and specified licenses granted by Genentech to the Company shall survive so long as the Company is not then in breach under the Agreement. At the time of such termination, Genentech shall no longer conduct any development or commercialization activities on any compounds identified during the course of the agreement for so long as such compounds continue to be covered by valid patent claims.

As a result of its licensing agreements with various universities, the Company is obligated to make payments to these university licensors when certain payments are received from Genentech.

In the quarter ended September 30, 2005, the Company recorded an adjustment to correct an error in recording the fair value of shares issued in connection with its collaboration with Genentech. An adjustment was recorded to increase additional paid-in capital by $1,491,000, decrease deferred revenue by $1,072,000 and to reverse $419,000 of revenue to correct for the cumulative overstatement of revenues from June 2003 to June 2005. On June 11, 2003, in connection with the collaboration agreement, the Company sold to Genentech 1,323,835 shares of its common stock. The shares were recorded at a price of $2.644 per share based on a 30-day trailing average of closing prices prior to June 11, 2003, pursuant to the terms of a stock purchase agreement and, therefore, allocated $3,500,000 as stockholders’ equity in the Company’s consolidated balance at December 31, 2003. The fair market value of the Company’s common stock was $3.77 per share on June 11, 2003, as determined by the quoted closing price on the NASDAQ national market. During the third quarter of 2005, the Company determined that it should have ascribed $4,991,000 in value to the common stock, calculated as the $3.77 per share closing price multiplied by 1,323,835 shares sold to Genentech. Consequently, the Company recorded a credit of $1,491,000 to additional-paid-in capital the correct for the understatement in the fair value of the shares issued, a $1,072,000 reduction in deferred revenue to correct for the overstatement of deferred revenue; and a $419,000 reduction in revenue to correct for the cumulative overstatement of revenue. The Company also entered into a registration rights agreement with Genentech pursuant to which, at the request of Genentech, the Company shall use its reasonable best efforts to register the shares of common stock for resale in the future under specified conditions.

(ii) Accounting Summary

The Company considers its June 2003 arrangement with Genentech to be a revenue arrangement with multiple deliverables. The Company’s deliverables, or performance obligations, under this collaboration include an exclusive license to its Hedgehog antagonist technologies and performance obligations, including research and development services for the first two years of the collaboration and participation on steering committees. The Company applied the provisions of EITF 00-21 to determine whether the performance obligations under this collaboration could be accounted for separately or should be accounted for as a single unit of accounting. The Company determined that the performance obligations, the license and the research and steering committee services, represented a single unit of accounting because the Company believes that the license, although delivered at the inception of the arrangement, does not have stand-alone value to Genentech without the Company’s research services and steering committee participation and because objective and reliable evidence of the fair value of the Company’s research and steering committee services could not be determined.

The Company has attributed the $5,000,000 up-front fee and the $4,000,000 of maintenance fees to the undelivered research and steering committee services. The $9,000,000 in total payments are being recognized as revenue over the Company’s performance period under the collaboration, which the Company estimates to be through June 2011, the estimated date that the products under the collaboration may receive regulatory approval. The Company cannot reasonably estimate the total level of effort required over the performance period and, therefore, is recognizing the $9,000,000 on a straight-line basis over the performance period. During the third quarter of 2005, the Company recorded a cumulative adjustment reduction to its License fee revenue of $419,000. This cumulative adjustment was recorded to correct to license revenues that it had previously recorded relating to $1,491,000 in consideration that had been allocated to the $5,000,000 up-front license payment. As noted above, this consideration was reclassified from its deferred revenue to its additional-paid-in capital accounts. As a result of a cumulative adjustment, the Company recorded negative revenues related to the license and maintenance fees of $206,000 during the third quarter of 2005. During the nine-month periods ended September 30, 2005, the Company recorded $340,000 in license revenues. These amounts are included in “License fees” in the Company’s Revenues section of its Consolidated Statement of Operations. The $4,000,000 in maintenance fees were not considered substantive milestones because receipt of the payments did not involve significant risk at the inception of the arrangement and the receipt of such payments are not tied to the achievement of any specific developmental objectives under the arrangement. Therefore, these payments were also attributed to the research and steering committee service performance obligations. The Company’s ongoing performance obligations under this collaboration consist of participation on two steering committees. The steering committees are comprised of an equal number of employees from the Company and Genentech. Each member of the steering committees receives the right to cast one vote, but Genentech generally has the final decision making authority. While the Company is obligated to serve on the steering committees as long as any drug covered under the collaboration is being developed or commercialized, the Company believes that it will provide significant contributions under its steering committee services only through the first product approved in both the basal cell carcinoma and systemic Hedgehog antagonist programs. The Company has no manufacturing or selling capabilities and, as such, believes that its participation in the steering committees after regulatory approval would be inconsequential and do not represent a performance obligation.

In July 2004, the Company received the first maintenance fee payment in the amount of $2,000,000. The second $2,000,000 maintenance payment was replaced by a $2,000,000 payment for research services in December 2004 as part of an amendment to the collaboration in December 2004. The Company considers the December 2004 amendment to be a separate agreement and unit of accounting from the June 2003 agreement, however, because the $2,000,000 payment received in December 2004 was paid to the Company in exchange for research services conducted prior to the execution of the December 2004 agreement, the Company determined it would amortize this payment over the remaining period in which the Company expects to fulfill its performance obligations under the collaboration (e.g., June 2011).

The Company views the clinical development and drug approval milestones under this collaboration with Genentech to be substantive milestones since the successful achievement of these milestones involves significant risk and uncertainty and a reasonable amount of time passes between the up-front license payment and the first milestone payment as well as between each subsequent milestone payment. Should the company ever successfully achieve any clinical development or drug approval milestones under this collaboration agreement, any related milestone payments would be recorded as revenue upon achievement of the milestone in “Substantive milestones” in the Revenues section of its Consolidated Statement of Operations.

The Company considered the provisions of EITF 99-19 and recorded $91,000 and $130,000, respectively, during the three- and nine-month periods ended September 30, 2005, as revenue related to expenses incurred on behalf of Genentech that were paid by the Company and for which Genentech is obligated to reimburse the Company. The Company will continue to recognize revenue for expense reimbursement as such expenses are incurred, provided that such expense reimbursement meets the revenue criteria established under EITF 99-19.

The Company’s right to co-develop the Hedgehog antagonist products in the field of basal cell carcinoma was not considered a deliverable under EITF 00-21 and was exercisable only at the Company’s option and, therefore, did not impact the initial accounting for this arrangement. As a result of its decision to exercise its right to co-development the basal cell carcinoma product candidate, the Company expects to make significant cash payments to Genentech during the period of clinical development. The Company has recorded $819,000 and $5,698,000, respectively, in co-development payments to Genentech for the three- and nine-months periods ended September 30, 2005, as contra-revenues at its Consolidated Statement of Operations. The Company will follow the provision of EITF 01-09 and expects to record its future co-development payments first as a reduction of revenue, to the extent of both cumulative revenue recorded to date and of probable future revenues, which includes any unamortized deferred revenue balances, under all arrangements with such customer and then as an expense.

(b) GENENTECH, INC. DECEMBER 2004 AGREEMENT

(i) Agreement Summary

On December 10, 2004, the Company entered into an amendment to its June 2003 agreement with Genentech. The Company considered the provisions of EITF 00-21 and determined that this agreement should be accounted for as a separate agreement and not part of its June 2003 agreement since it was not contemplated at the time of the June 2003 arrangement, was separately negotiated in order to increase the number of full-time equivalents providing research and development services, and included a separate performance obligation for the Company to provide xenograft tumor samples to Genentech, and was not entered into at or near the time of the June 2003 agreement.

The December 2004 amendment, effective from June 12, 2004 to June 11, 2005, increases the Company’s commitment of full-time equivalents providing research and development services for the systemic Hedgehog antagonist program from eight to sixteen and increases Genentech’s funding commitment from $2,000,000 to $4,000,000 for this period. The agreement also provides for the Company to provide xenograft tumor samples to Genentech during the period from June 12, 2004 to June 11, 2005, for which Genentech paid the Company $100,000 in December 2004. In addition, the second $2,000,000 maintenance payment due under the June 2003 arrangement was removed with no economic effect since it was replaced by a $2,000,000 payment for research services made to the Company in December 2004. The remaining $2,000,000 for subsequent research services is payable in June 2005.

(ii) Accounting Summary

The Company considers the December 2004 amendment to be a separate agreement and unit of accounting from the June 2003 agreement. The Company’s performance obligations under this agreement are to provide research services and xenograft tumor samples to Genentech through June 2005. The Company has applied the provisions of SAB No. 104 and is recognizing the $2,000,000 in incremental funding as revenues under this collaboration as the incremental research services are performed from December 2004 through June 2005. The amount payable to the Company and, accordingly, the amount of revenue to be recognized will vary if the Company provides less than sixteen full-time equivalents through June 2005. During the three- and nine-month periods ended September 30, 2005, the Company recorded $973,000 and $2,861,000 respectively, related is research and development services as revenue in “Research and development contracts” in the Company’s Revenues section of its Consolidated Statement of Operations. As of September 30, 2005, the Company had recorded $1,081,000 as amounts receivable from Genentech in “Accounts receivable” in the Company’s Current Assets section of its Consolidated Balance Sheets.

(c) WYETH PHARMACEUTICALS

(i) Collaboration Summary

On January 12, 2004, the Company licensed its Hedgehog proteins and small molecule Hedgehog pathway agonists to Wyeth Pharmaceuticals, or Wyeth, for therapeutic applications in the treatment of neurological and other disorders. Under the terms of the agreement, Wyeth paid the Company a $1,500,000 non-refundable license fee and $1,500,000 to purchase 315,524 unregistered shares of the Company’s common stock. at a purchase price of $4.754 per share. The common stock purchase price was calculated as the 15-day trailing average closing price of the Company’s common stock immediately prior to January 12, 2004. In the quarter ended September 30, 2005, the Company recorded an adjustment to correct an error in recording the fair value of these shares issued to Wyeth. An adjustment was recorded to increase additional paid-in capital by $138,000, decrease deferred revenue by $97,000 and to reverse $41,000 of revenue to correct for the cumulative overstatement of revenues from June 2003 to June 2005. As noted above, in connection with the collaboration agreement, the Company sold to Wyeth 315,524 shares of its common stock. The shares were recorded at a price of $4.754 per share based on a 30-day trailing average of closing prices prior to January 12, 2004, pursuant to the terms of a stock purchase agreement and, therefore, the Company allocated $1,500,000 as stockholders’ equity in the Company’s consolidated balance at December 31, 2004. The fair market value of the Company’s common stock was $5.19 per share on January 12, 2004, as determined by the quoted closing price on the NASDAQ national market. During the third quarter of 2005, the Company determined that that it should have ascribed $138,000 in value to the common stock, calculated as the $5.19 per share closing price multiplied by 315,524 shares sold to Genentech. Consequently, the Company recorded a credit of $138,000 to additional-paid-in capital the correct for the understatement in the fair value of the shares issued, a $91,000 reduction in deferred revenue to correct for the overstatement of deferred revenue; and a $41,000 reduction in revenue to correct for the cumulative overstatement of revenue.

In addition to these initial payments, Wyeth is obligated to provide financial support of the Company’s research under the collaboration, at $250,000 per full-time equivalent researcher, for a period of up two years based on the number of full-time equivalent researchers performing services under the collaboration. The Company is obligated to dedicate between five and ten full-time equivalents to this program, as determined by Wyeth in six-month intervals, for two years. After the initial two-year period, Wyeth can, at its option, elect to extend the Company’s research obligation, and Wyeth’s funding thereof, for two one-year increments. The agreement provides for a one-year evaluation period immediately following the end of the research term, during which the Company may be obligated to serve on the steering committee and may be required, at Wyeth’s expense, to perform additional research and development services. The Company currently estimates that it will only be required to provide steering committee services during the evaluation period if it is also performing research services during that period. Wyeth is also obligated to make substantive milestone payments if the licensed programs successfully achieve clinical development and drug approval objectives and to pay the Company a royalty on net product sales, if any should occur, that escalates with increasing sales volume.

As part of the agreement, the Company has retained development and licensing options for certain therapeutic applications of the Hedgehog agonist technologies, including topical applications for hair growth and local delivery applications for treatment of cardiovascular disease. Wyeth has a right of first negotiation to obtain an exclusive license to the orphan drug indications and the cardiovascular applications. If Wyeth declines to exercise its right, or if the Company is unable to reach an agreement with Wyeth on terms within the contractually specified period, the Company is free to seek another collaborator for this program.

Unless terminated earlier, the agreement shall expire on the expiration of Wyeth’s obligation to pay royalties to the Company under the agreement. Early termination provisions are as follows:

•	Either party may terminate the agreement unilaterally, in whole or in relevant part, during the research program in the event of issuance of third party patents that block Wyeth’s right to use the licensed technology. If the agreement is terminated under this provision, license rights will revert to the respective parties and no royalties will be due and payable unless products continue to be sold after termination. In such event, Wyeth would continue to pay royalties as defined in the agreement.

•	Wyeth may terminate the agreement at any time upon ninety days written notice, for safety reasons, if Wyeth concludes that a major mechanism-based toxicological finding would preclude the development of licensed technology products for use in humans. If the agreement is terminated under this provision, license rights will revert to the respective parties and no royalties will be due and payable unless products continue to be sold after termination. In such event, Wyeth would continue to pay royalties as defined in the agreement.

•	Upon sixty days written notice and subject to an additional thirty day period of discussion between the parties, Wyeth may terminate its research funding of Company personnel upon the acquisition of the Company by a third party. Unless the agreement is terminated under another provision, this provision would permit Wyeth to retain the licenses granted provided that it continued to fulfill its non-research funding obligations to the Company, including payment of milestones and royalties on product sales.

•	Wyeth may terminate the agreement without cause, for any reason in its entirety or on any compound, product, or country basis upon sixty days written notice, provided that such complete or partial termination cannot occur before February 2006. If a termination occurs under this provision, any terminated license rights would revert to the respective party. If the Company were to subsequently sell products that were subject to these reverted license rights, royalties would be due Wyeth in accordance with the terms of the agreement. In addition, Wyeth would continue to pay royalties to the Company on sales of specified compounds or products that were not terminated as well as on sales of specified terminated compounds or products that Wyeth continued to sell despite such earlier termination.

•

Either party may terminate the agreement in the event of uncured material default by the other party. Depending upon the nature of the default, the cure period may be extended from ninety days to as long as one year. Subject to the restrictions described in the agreement, the non-defaulting party may terminate the agreement in its entirety or only with respect to the compound or product that is affected by the default. If the Company elected to terminate the agreement, either partially or in its entirety, the relevant license rights would revert to the Company. In the event the Company subsequently sold terminated compounds or products that were subject to both reverted license rights and certain Wyeth intellectual property rights, the Company would owe Wyeth a royalty for such product sales, in accordance with the terms of the agreement. In the event of partial termination by the Company, Wyeth’s obligations with respect to those compounds or products that were not terminated would continue. If Wyeth terminates the agreement, all license rights become fully paid up and perpetual provided that Wyeth pays the reduced royalty rate on product sales, as described in the termination provisions of the agreement.

•	To the extent permitted by applicable law, either the Company or Wyeth may exercise certain rights upon the occurrence of the other party’s bankruptcy, insolvency, dissolution, winding up or assignment of assets for the benefit of creditors. Wyeth may terminate the research program or elect to keep the agreement in effect. The Company may terminate the agreement. If either party terminates the agreement, the licenses granted to Wyeth by the Company under the agreement will terminate and revert to the Company.

In addition, as part of a termination agreement entered into between the Company and Élan Corporation, the Company will pay Élan royalty payments related to any revenues in excess of the first $1,500,000 received by the Company from Wyeth, other than revenues received as direct reimbursement for research, development and other expenses that the Company receives from Wyeth. The Company and Élan had previously collaborated on the development of the Hedgehog agonist technologies currently under development with Wyeth. The Company is also obligated to make payments to various university licensors when certain payments are received from Wyeth. These obligations totaled $125,000 for the $1,500,000 up-front license fee. As of December 31, 2004, all amounts had been paid to the university licensors.

(ii) Accounting Summary

The Company considers its arrangement with Wyeth to be a revenue arrangement with multiple deliverables, or performance obligations. The Company’s performance obligations under this collaboration include an exclusive license to its Hedgehog agonist technologies and performing services, including research and development services for at least two years and participation on a steering committee. The Company applied the provisions of EITF 00-21 to determine whether the performance obligations under this collaboration could be accounted for separately or as a single unit or multiple units of accounting. The Company determined that these performance obligations represented a single unit of accounting, research and steering committee services, since the Company believes that the license does not have standalone value to Wyeth without its research services and steering committee participation and because objective and reliable evidence of the fair value of the Company’s research and steering committee participation could not be determined.

The Company’s ongoing performance obligations under this collaboration consist of participation on a steering committee and the performance of research services. Because the Company can reasonably estimate its level of effort over the term of the arrangement, the Company is accounting for the arrangement under the relative performance method. In developing its estimate of the Company’s level of effort required to complete its performance obligations, the Company estimated that Wyeth would elect twice to extend the research and development service period and related funding, each in one-year increments, for a total of four years. The agreement provides for a one-year evaluation period immediately following the end of the research term, during which time the Company may be obligated to serve on the steering committee and may be required, at Wyeth’s expense, to perform additional research and development services. The Company estimates that it will provide an equal number of full-time equivalents for the four-year research and development service term plus the one-year evaluation period. In developing this estimate, the Company assumed that Wyeth will maintain its initially elected number of eight full-time equivalents throughout the five-year period. The steering committee effort is also expected to be consistent over the five-year period. The $1,500,000 up-front fee plus $10,000,000, the total amount of research funding which the Company will be entitled to for providing eight full-time equivalents at $250,000 each over five years, is therefore being attributed to the research services. Revenue is being recognized as the research services are provided over the five- year period through February 2009 at a rate of $287,500 per full-time equivalent. If the research period is shortened or the number of full-time equivalents requested by Wyeth decreases, then the Company will update its estimated level of effort and total expected payments under the arrangement.

During the third quarter of 2005, the Company recorded a reduction to its License fee revenue of $41,000 to record the cumulative adjustment to license revenues that it had previously recorded relating to $138,000 in consideration that had been allocated to the up-front license payment. As noted above, this consideration was reclassified from its deferred revenue to its additional-paid-in capital accounts. During the three- and nine- month periods ended September 30, 2005, the Company recorded revenue of $585,000 and $2,169,000, respectively, related to the Company’s research efforts under the Wyeth arrangement, of which $24,000 and $174,000, respectively, were recorded in “License Fees” and $561,000 and $1,745,000, respectively, were recorded in “Research and Development Revenue” in the Company’s Revenues section of its Consolidated Statement of Operations. Additionally, for the nine-month period ended September 30, 2005, the Company recorded $250,000 in the “Substantive milestones” section of it Consolidated Statement of Operations. Included within Research and development contracts, the Company recorded $475,000 as revenue related to expenses incurred on behalf of Wyeth that were paid by the Company and for which Wyeth is obligated to reimburse the Company. The Company will continue to recognize revenue for expense reimbursement as such reimbursable expenses are incurred, provided that the provisions of EITF 99-19 are met. As of September 30, 2005, the Company had recorded $142,000 as amounts receivable from Wyeth in “Accounts receivable” in the Company’s Current Assets section of its Consolidated Balance Sheets.

The Company views the clinical development and drug approval milestones under its collaboration with Wyeth to be substantive in nature since the successful achievement of these milestones involves significant risk and uncertainty and a reasonable amount of time passes between the up-front license payment and the first milestone payment as well as between each subsequent milestone payment. Should the company ever successfully achieve any clinical development or drug approval milestones under this collaboration agreement, any related milestone payments would be recorded as revenue in “Substantive milestones” in the Company’s Revenues section of its Consolidated Statement of Operations.

As of September 30, 2005, the Company has not provided any consideration to Wyeth.

(d) ORTHO BIOTECH PRODUCTS, L.P.

(i) Agreement Summary

In November 2002, the Company licensed its broad bone morphogenetic protein, or BMP, technology portfolio to Ortho Biotech Products, L.P., a member of the Johnson & Johnson family of companies. Two of Ortho Biotech Products’ research affiliates, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. and Centocor Research & Development, also members of the Johnson & Johnson family of companies, will have joint responsibility for further research and development of the Company’s licensed BMP technology portfolio.

The transaction relates to all of the Company’s proprietary BMP compounds including BMP-7, which has been studied in animal models as a treatment for chronic kidney disease and systemic complications, such as renal osteodystrophy, a form of bone disease, and blood vessel complications that have been associated with chronic kidney disease. Use of the Company’s BMPs for the repair or regeneration of local musculoskeletal tissue defects and dental defects is the subject of an exclusive agreement with Stryker and is not included as part of this transaction.

The agreement provides for Ortho Biotech to pay the Company an up-front payment of $3,500,000, which was paid in December 2002, and substantive milestone payments at various intervals during the U.S. and European regulatory approval process assuming the first two therapeutic indications are successfully developed. These substantive milestone payments include a $30,000,000 payment if Ortho Biotech achieves U.S. regulatory approval of a product for the treatment of kidney disease or associated complications. The agreement further specifies that the Company will receive a royalty on net sales of products that incorporate the Company’s BMP technologies.

Unless terminated earlier, the agreement shall remain in effect until the expiration of Ortho Biotech’s obligation to pay royalties to the Company under the agreement. Early termination provisions are as follows:

•	Ortho Biotech Products may terminate the agreement, for any reason, upon ninety days written notice to the Company.

•	Either the Company or Ortho Biotech Products may terminate the agreement immediately for cause upon the occurrence of bankruptcy, insolvency, or if the other party assigns substantially all of its assets for the benefit of creditors.

•	Either the Company or Ortho Biotech may terminate the agreement upon ninety days’ prior written notice if the other party has materially breached or defaulted on any material obligations under the contract, provided that the other party has not cured such breach within the ninety-day period following written notice of termination.

•	Ortho Biotech may terminate the agreement upon thirty days written notice if the Company breaches its representation to Ortho Biotech that certain of the Company’s other license agreements do not contain restrictions which would restrict Ortho Biotech from exercising its license rights under the agreement.

•	If Ortho Biotech terminates the agreement for cause, the licenses granted by the Company to Ortho Biotech shall survive such termination and the royalty rates owed to the Company would be reduced. If the Company terminates the agreement for cause or it Ortho Biotech terminates upon thirty days written notice without cause, the licenses granted by the Company to Ortho Biotech shall terminate.

(ii) Accounting Summary

The Company’s has no future deliverables under this license agreement and has applied the provisions of SAB No. 104 for recognizing revenue under this collaboration. The Company recognized the up-front payment of $3,500,000 as revenue in the fourth quarter of 2002 because the Company has no continuing performance obligations under the contract.

The Company views the clinical development and drug approval milestones under its collaboration with Ortho Biotech to be substantive in nature since the successful achievement of these milestones involves significant risk and uncertainty and a reasonable amount of time passes between the up-front license payment and the first milestone payment as well as between each subsequent milestone payment. Should the Company ever successfully achieve any clinical development or drug approval milestones under this collaboration agreement, any related milestone payments would be recorded as revenue in “Substantive milestones” in the Company’s Revenues section of its Consolidated Statement of Operations. The Company has not recognized any revenues under its arrangement with Ortho Biotech in either the three- or nine- month periods ended September 30, 2005.

As of September 30, 2005, the Company has not provided any consideration to Ortho Biotech Products.

(e) SPINAL MUSCULAR ATROPHY FOUNDATION

(i) Agreement Summary

Effective September 7, 2004, the Company entered into a sponsored research agreement with the Spinal Muscular Atrophy Foundation. Under the agreement, the Foundation will grant the Company up to $5,364,000 over a three-year period for the identification of therapeutic compounds to treat spinal muscular atrophy, a neurological disease that is the leading genetic cause of infant and toddler death.

The research will utilize the Company’s proprietary technologies and expertise to develop and refine assays in motor neurons and then use those assays to screen for potential drug candidates. The Company will own any compounds that it generates under this collaboration and will also have the ability to bring any such compounds into the clinic, either using the Company’s own resources or with a collaborating third party. If any drug candidates developed under the agreement are successfully commercialized, the Company will be required to make payments to the SMA Foundation if cumulative revenues from the sales of such products exceed $100,000,000. Unless terminated earlier, the agreement will continue until the expiration of the research activities. The Company or the SMA Foundation may terminate this agreement upon sixty days’ prior written notice upon the occurrence of bankruptcy, insolvency, dissolution or winding up of the other party; or upon the breach of any material provision of the sponsored research agreement by the other party, provided that the other party has not cured such breach within the 60-day period following written notice of termination. Termination of the agreement will not relieve either party of obligations that have accrued prior to termination, including the SMA Foundation’s obligation to make payments for research activities. In addition, the Company remains obligated to make payments to the SMA Foundation in the event the Company recognizes an aggregate of $100,000,000 in revenues on products containing any drug candidates developed under the agreement.

(ii) Accounting Summary

The Company’s sole deliverable under this sponsored research agreement is to provide research services. The Company has applied the provisions of SAB No. 104 for recognizing revenue under this collaboration. The Company is recognizing revenues under this collaboration as the services are performed, provided that payment is reasonably assured under the terms of the grant. For the three- and nine-month periods ended September 30, 2005, the Company recognized $205,000 and $1,425,000, respectively, related to the reimbursement of our research and development efforts under this sponsored research agreement. This amount is included in “Research and development contracts” in the Company’s Revenues section of its Consolidated Statement of Operations. As of September 30, 2005, the Company had recorded $127,000 in amounts due from the Spinal Muscular Atrophy Foundation in “Accounts receivable” in the Company’s Current Assets section of its Consolidated Balance Sheets.

Should the Company ever generate over $100,000,000 in cumulative future revenues from products developed under this agreement, we expect to record any payments to the SMA Foundation as contra-revenues in our accordance with EITF 01-9.

As of September 30, 2005, the Company has not provided any consideration to the SMA Foundation.

Exhibit B

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,
	2004	2003	2002
Revenues:
Research and development contracts	$3,406,612	$1,628,724	$244,954
License fees	1,496,003	9,419,509	3,758,218
Substantive milestones	50,000	—	—

Royalties	—	—	14,387,366

Total revenues	4,952,615	11,048,233	18,390,538

Costs and Expenses:
Research and development	11,569,749	12,735,157	12,059,045
General and administrative	7,560,422	6,518,904	10,158,682
Stock-based compensation (a)	1,372,045	1,631,098	2,159,594
Amortization and impairment charge related to intangible assets	75,071	75,079	474,509
Loss on property and equipment	—	—	5,336,786
Impairment of goodwill	—	—	64,098,344
Restructuring expenses	—	—	3,490,000

Total costs and expenses	20,577,287	20,960,238	97,776,960

Loss from operations	(15,624,672)	(9,912,005)	(79,386,422)

Equity in Loss from Joint Venture (Note 5)	—	—	(4,310,912)

Other Income (Expense):
Interest income	539,853	427,912	1,066,881
Other income (expense)	1,591,681	(1,445,055)	1,261,885
Interest expense	(411,136)	(694,104)	(946,867)

Total other income (expense)	1,720,398	(1,711,247)	1,381,899

Net loss	(13,904,274)	(11,623,252)	(82,315,435)
Accretion on Series A Convertible Exchangeable Preferred Stock	—	(271,306)	(722,903)

Net loss applicable to common stockholders	$(13,904,274)	$(11,894,558)	$(83,038,338)

Net Loss per Common Share (Basic and Diluted)	$(0.33)	$(0.33)	$(2.57)

Weighted Average Common Shares (Basic and Diluted)	42,685,594	36,015,610	32,267,106

Net Loss	$(13,904,274)	$(11,623,252)	$(82,315,435)
Unrealized (Loss) Gain on Marketable Securities	(74,395)	(126,178)	119,929

Comprehensive loss	$(13,978,669)	$(11,749,430)	$(82,195,506)

(a) The following summarizes the departmental allocation of the stock-based compensation charge:
Research and development	$1,175,415	$1,266,902	$1,221,563
General and administrative	196,630	364,196	938,031

Total stock-based compensation	$1,372,045	$1,631,098	$2,159,594

The accompanying notes are an integral part of these consolidated financial statements.

B-1